EXHIBIT TO ITEM 77D

POLICIES WITH RESPECT TO SECURITY INVESTMENTS

Effective June 3, 2013, the principal strategy of the Sterling
Capital Small Cap Value Diversified Fund was modified and is stated as follows:

Principal Strategy

To pursue its investment objective, the Fund will invest, under normal circumstances, at least 80% of its net assets plus borrowings in the securities of small capitalization companies. Currently, small capitalization companies are defined as companies whose market capitalization, at the time of purchase, is less than $3 billion. The Fund invests primarily in U.S. traded equity securities of small capitalization companies. The term "U.S. traded equity securities" refers to domestically traded U.S. common stocks (including securities of real estate investment trusts ("REITS")), U.S. traded equity stocks of foreign companies (including stocks of issuers located in emerging markets), and American Depositary Receipts ("ADRs").

Sterling Capital Management LLC ("Sterling Capital") applies "behavioral finance" principles in the construction of the Fund's portfolio. Behavioral finance theorizes that investment decisions are often influenced by emotion, and that investors can be predictable (and, at times, irrational) in their decision making. These emotionally charged investment decisions can lead to stock price anomalies that create buying opportunities in the marketplace. Sterling Capital seeks to capitalize on these behaviorally driven market anomalies by employing a disciplined investment process that ranks companies in the Fund's investment universe based on a number of factors, such as valuation, price momentum and earnings revisions, and also takes into account such factors as liquidity and sector exposure to construct a diversified portfolio. Sterling Capital considers selling a security when the security's ranking becomes less attractive and/or in light of liquidity, sector exposure or diversification considerations.